SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                              Forgent Networks, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    34629U103
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 14, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                Page 1 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,201,523
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 3,201,523

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,201,523

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.29%**

14   TYPE OF REPORTING PERSON

     OO

_________________________________
**	Based on 31,114,915 shares of common stock of Forgent Networks, Inc.
outstanding at June 12, 2009, as reported in Forgent Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 filed with the Securities and Exchange Commission on June 15, 2009.


                                Page 2 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,120,857
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,120,857

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,120,857

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.60%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 3 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,553,997
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,553,997

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,553,997

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.99%**

14   TYPE OF REPORTING PERSON

     OO


                                Page 4 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,553,997
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,553,997

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,553,997

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.99%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 5 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  526,669
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 526,669

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     526,669

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.69%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 6 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,201,523
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 3,201,523


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,201,523

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.29%**

14   TYPE OF REPORTING PERSON

     IN


                                Page 7 of 11 pages

This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the "Reporting Persons") on April 20, 2009, as amended by amendments 1 through 7 (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Forgent Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 108 Wild Basin Road, Austin, Texas 78746. Except as specifically amended and supplemented by this Amendment No. 8, all other provisions of the
Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 4.  Purpose of Transaction.

	Item 4 is previously amended by adding Pinnacle's proxy statement which is filed as Exhibit A to this amendment.


ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 3,201,523 shares of Common Stock, representing 10.29% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 3,201,523 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 31,114,915 shares of Common Stock outstanding as of June 12, 2009, as reported directly by the Issuer on their 10-Q for the quarter ended April 30, 2009.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 3,201,523 shares of Common Stock held by the Fund.

         (c) Since June 23, 2009 (the date through which transactions in Shares were reported in Amendment No. 7, the most recent Schedule 13D filing by the Reporting Persons regarding the Issuer's Shares), the Reporting Persons have effected the following Share transactions in shares of Common Stock, of the Issuer:

Trade Date	Txn Type	Quantity	Unit Cost

Pinnacle Fund LLLP
6/22/2009	Buy		12,217		0.248
6/23/2009	Buy		2,683		0.250
6/26/2009	Buy		11,060		0.250
6/29/2009	Buy		8,450		0.260
6/30/2009	Buy		9,000		0.260

Red Oak Fund LP
6/22/2009	Buy		12,217		0.248
6/23/2009	Buy		2,683		0.240
6/26/2009	Buy		11,061		0.250
6/30/2009	Buy		20,047		0.250

         (d)      Not applicable.

         (e)      Not applicable.


                                Page 8 of 11 pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 as previously filed is amended to add the following language:

On June 30, the Issuer filed an action in the United States District Court for the Western district of Texas against the filing persons and others (James Gladney, Robert Graham, Antoine Tristani, Pat Goepel, Fenil Shah, Sarla Software LLC, Chimanlal Shah, Falguni Shah, Ruchir Shah, Snehal Shah, Vibha Shah, and Ushma Shah) alleging that they had formed a 'group' for the purpose of taking control of the issuer and liquidating its assets and improperly failed to disclose the formation of the group, and alleging that all such persons are the beneficial owners of the stock held by the others. In support of this position the Issuer has referred to similar statements allegedly made by some of the persons named as defendants in opposing the Issuer's failed go-private scheme and has claimed that Pinnacle/Red Oak purported to speak on behalf of all defendants as a group. A copy of the Issuer's Complaint is attached as Exhibit B.

	As stated above, the filing parties own about 10.2894% of Forgent's common stock. According to their most recently filed report on Schedule 13D, Fenil Shah and those filing with him, who are the eight last-named defendants, own 2,111,864 shares consisting of approximately 6.8% of Forgent's common stock. According to a press release issued by defendant James Gladney on May 20, 2009, Mr. Gladney held about 1,200,000 shares of Forgent common stock as of that date.  Pinnacle has been informed that Mr. Tristani owns no shares of Forgent
common stock.  As noted in Pinnacle's preliminary proxy filing,   Mr. Graham and
Mr. Goepel, own 960,698 and 121,837 shares, respectively, consisting of approximately 3.09% for Mr. Graham and approximately 0.39% for Mr. Goepel. Pinnacle's nominee Jeffrey Vogel owns 60,000 shares, or approximately 0.19%, of the Forgent common stock.

Although other shareholders may have made comments similar to those expressed by Pinnacle in opposition to ASUR's go-private scheme, this is not surprising given that the other statements apparently were made after Pinnacle publicly stated its reasons for opposing the go-private scheme. Pinnacle has made its own decisions at all times and has no agreements or understandings with respect to voting except for requesting the giving or withholding of revocable proxies. Pinnacle has no commitments from or understandings with its nominees about how they will vote if elected. Although Pinnacle intends to vote in favor of its nominees at the upcoming Annual Meeting set for July 30, 2009, it does not know how its nominees will vote and each is free to vote however they choose. Red Oak and Pinnacle have no agreements or affiliations with any other ASUR shareholders or Board candidates. If Pinnacle's entire slate of nominees is elected, it will hold only two board seats because its nominees are independent of Pinnacle and Red Oak. The sole relationship Pinnacle has with the remaining nominees is that the nominees have agreed to serve on the Board of ASUR if elected by a plurality of votes of shareholders owning ASUR's common stock. Pinnacle solicited other holders for possible nominees when assembling its slate, and contacted other potential nominees including persons not claimed by ASUR to be part of a group, but made its own decisions about whom to nominate, did not accept all the suggestions made or all of the potential nominees, and neither sought nor obtained commitments from those suggesting nominees that they would vote for Pinnacle's slate.


                                Page 9 of 11 pages

Pinnacle denies any plan or intent to treat ASUR as an 'asset play.' Pinnacle notes that it first invested in the company's stock less than two weeks after ASUR's now-CEO Nancy Harris publicly claimed in ASUR's October 2008 earnings conference call (where ASUR reported its July 31, 2008 quarter) that ASUR would be EBITDA and cash positive for its fiscal 2009 year. Mrs. Harris' statements echoed ASUR's CFO Jay Peterson's guidance from the prior quarter's earnings call. At the time of the October 2008 call and Mrs. Harris' statements, ASUR was nearly quarter of the way into its 2009 fiscal year. An analysis of ASUR's assets and liabilities at this time would have demonstrated that purchasing at the then current prices would have meant buying for much more than any anticipated liquidation proceeds because of - among other things - ASUR's large remaining lease obligation and the Jenkins legal claim of which judgment was already made against ASUR (and which ASUR is appealing). Because Red Oak and Pinnacle first purchased ASUR's stock at 26 cents per share - or 2x what an "asset play" strategy would have yielded at the time -- there was never an "asset" or dissolution play available or intended by Pinnacle and Red Oak.

Pinnacle believes that ASUR's focus on Pinnacle's supposed intention to dissolve ASUR is a waste of company assets. Accordingly, to put to rest those allegations, on July 13 Pinnacle sent a letter to ASUR's Board of Directors in which Pinnacle proposed an agreement whereby Pinnacle, for a period of three years, would not propose any liquidation, and would agree not to vote for any liquidation of the Company proposed by others unless a majority of ASUR's other holders did so. Pinnacle informed ASUR that it is willing to agree not to pursue a dissolution because it has no intention of dissolving ASUR in the first place. A copy of Pinnacle's July 13 letter is attached as Exhibit C.

Pinnacle denies that it has acted in concert with or formed a group for any purpose, although it is gratified that other holders - as well as both leading advisory firms - supported it in its opposition to the failed go-private scheme and is hopeful that others will support its slate. Any time Pinnacle has expressed to the management of ASUR that significant holders had certain views, such as opposing the go-private scheme, those comments were based on comments received or seen by Pinnacle, and were not meant to imply that any other holder had expressly or implicitly authorized Pinnacle to speak for them. Pinnacle does not believe that sharing its views with others - or allowing others to express their views without any agreement or commitment to cooperate in any other manner
- is reflective of, or constitutes the formation a 'group' or a common plan of action. Instead, Pinnacle believes shareholders are allowed to talk to one another, whether they agree or disagree, and that such communication does not amount to a coordinated effort to purchase or sell stock to effect control of a company.


ITEM 7.  Material to be Filed as Exhibits.

	Item 7 is hereby amended to add the following exhibits:

	Exhibit A: Proxy Statement
	Exhibit B: Forgent's complaint
	Exhibit C: Pinnacle's July 13 Letter to Forgent


                                Page 10 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


                                Page 11 of 11 pages